SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           Schedule 13G


            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*


              CALIFORNIA MICRO DEVICES CORPORATION
             _______________________________________
                         (Name of Issuer)


                          Common Stock
             _______________________________________
                  (Title of Class of Securities)


                            130439102
             _______________________________________
                          (CUSIP Number)


Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))

                        Page 1 of 8 Pages


CUSIP NO. 130439102              13G              Page 2 of 8 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    T. ROWE PRICE ASSOCIATES, INC.
    52-0556948

2   Check the Appropriate Box if a Member of a Group*
                                                        (a) ____
    NOT APPLICABLE                                     (b) ____

3   SEC Use Only
    ______________________________

4   Citizenship or Place of Organization

    MARYLAND

Number of       5  Sole Voting Power
                **
Shares             135,000

Beneficially    6  Shared Voting Power
                **
Owned By Each      NONE

Reporting       7  Sole Dispositive Power
                **
Person             1,222,500

With            8  Shared Dispositive Power

                   NONE

9   Aggregate Amount Beneficially Owned by Each Reporting Person

    1,222,500

10  Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares*

    NOT APPLICABLE

11  Percent of Class Represented by Amount in Row 9

    8.5%

12  Type of Reporting Person*

    IA

               *SEE INSTRUCTION BEFORE FILLING OUT!
         **Any shares reported in Items 5 and 6 are also
                       reported in Item 7.




CUSIP NO. 130439102              13G              Page 3 of 8 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    T. ROWE PRICE SMALL-CAP VALUE FUND, INC.
    52-1575325

2   Check the Appropriate Box if a Member of a Group*
                                                        (a) ____
    NOT APPLICABLE                                     (b) ____

3   SEC Use Only

    ______________________________

4   Citizenship or Place of Organization

    MARYLAND

Number of       5  Sole Voting Power
                **
Shares             1,087,500

Beneficially    6  Shared Voting Power
                **
Owned By Each      NONE

Reporting       7  Sole Dispositive Power
                **
Person             NONE

With            8  Shared Dispositive Power

                   NONE

9   Aggregate Amount Beneficially Owned by Each Reporting Person

    1,087,500

10  Check Box if the Aggregate Amount in Row (9) Excludes Certain
    Shares*

    NOT APPLICABLE

11  Percent of Class Represented by Amount in Row 9

    7.5%

12  Type of Reporting Person*

    IV

               *SEE INSTRUCTION BEFORE FILLING OUT!
**The aggregate amount reported on this page is also included in the aggregate amount reported by T. Rowe Price Associates, Inc. on page 2 of this Schedule 13G.

SCHEDULE 13G
PAGE 4 OF 8

Item 1(a)  Name of Issuer:

           Reference is made to page 1 of this Schedule 13G

Item 1(b)  Address of Issuer's Principal Executive Offices:

           215 Topaz Street, Milpitas, California 95035-5430


Item 2(a)  Name of Person(s) Filing:

           (1)  T. Rowe Price Associates, Inc. ("Price Associates")

           (2) T. Rowe Price Small-Cap Value Fund, Inc.

  X Attached as Exhibit A is a copy of an agreement between the Persons Filing (as specified hereinabove) that this
           Schedule 13G is being filed on behalf of each of them.

Item 2(b)  Address of Principal Business Office:

           100 E. Pratt Street, Baltimore, Maryland 21202

Item 2(c)  Citizenship or Place of Organization:

           (1) Maryland

           (2) Maryland

Item 2(d)  Title of Class of Securities:

           Reference is made to page 1 of this Schedule 13G

Item 2(e)  CUSIP Number: 130439102


Item 3     The person filing this Schedule 13G is an:

  X        Investment Adviser registered under Section 203 of the
           Investment Advisers Act of 1940

  X        Investment Company registered under Section 8 of the
           Investment Company Act of 1940


Item 4     Reference is made to Items 5-11 on page 2 of this
           Schedule 13G.
CUSIP 130439102
PAGE  5  OF 8

Item 4     Ownership                           Deemed
                                           Outstanding
                                               And
                                           Beneficially
                              Units       Owned Directly
                              Deemed        Subject to
                           Beneficially     Warrants &
                              Owned         Conversion
                             Directly       Privileges    Total
                           ____________   ______________ _______

(1)  WITH RESPECT TO
     PRICE ASSOCIATES
     (includes shares
     reported in
     (2) below):

     (a)Amount
         Beneficially
         Owned . . . . . .    1,185,000       37,500    1,222,500

     (b)Percent of
         Class . . . . . . . . . . . . . . . . . . . . . .  8.5%

     (c)Number of
         units as
         to which
         such
         person has: . . .

        (i)  *sole power
             to vote or
             to direct
             the vote . . .     135,000          -0-        135,000

       (ii)  *shared power
             to vote or
             to direct
             the vote . . .      -0-            -0-          -0-

      (iii)  *sole power
             to dispose or
             to direct the
             disposition
             of . . . . .      1,185,000       37,500    1,222,500

       (iv)  *shared power
             to dispose or
             to direct the
             disposition
             of . . . . .        -0-            -0-          -0-
                                               Page  6  of  8

                                               Cusip No. 130439102

(2)  WITH RESPECT TO
     T. Rowe Price Small-Cap Value Fund, Inc.
     (if this is a
     joint filing):

     (a)Amount
         Beneficially
         Owned . . . . . .     1,050,000     37,500     1,087,500

     (b)Percent of
         Class . . . . . . . . . . . . . . . . . . . . . .   7.5%

     (c)Number of
         units as
         to which
         such person
         has . . . . . . .

        (i)  *sole power to
             vote or to
             direct the
             vote . . . .       1,050,000     37,500      1,087,500

       (ii)  *shared power
             to vote or
             to direct
             the vote . . .       -0-           -0-          -0-

      (iii)  *sole power
             to dispose or
             to direct the
             disposition
             of . . . . .         -0-           -0-          -0-

       (iv)  *shared power
             to dispose or
             to direct the
             disposition
             of . . . . .         -0-           -0-          -0-

*Units reported in subcategories (i) and (ii) are also included in subcategory (iii) or (iv).
SCHEDULE 13G
PAGE 7 OF 8

Item 5 Ownership of Five Percent or Less of a Class.

  X    Not Applicable.

_____ This statement is being filed to report the fact that, as of the date of this report, the reporting person(s) has
       (have) ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6 Ownership of More than Five Percent on Behalf of Another
       Person

       (1) Price Associates does not serve as custodian of the assets of any of its clients; accordingly, in each instance only the client or the client's custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

           The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients which Price Associates serves as investment adviser. Any and all discretionary authority which has been delegated to Price Associates may be revoked in whole or in part at any time.

           Except as may be indicated if this is a joint filing with one of the registered investment companies sponsored by Price Associates which it also serves as investment adviser ("T. Rowe Price Funds"), not more than 5% of the class of such securities is owned by any one client subject to the investment advice of Price Associates.

       (2) With respect to securities owned by any one of the T. Rowe Price Funds, only State Street Bank and Trust Company, as custodian for each of such Funds, has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

Item 7 Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on By the Parent
       Holding Company.

       Not Applicable.

Item 8 Identification and Classification of Members of the Group.

       Not Applicable.
SCHEDULE 13G
PAGE 8 OF 8

Item 9    Notice of Dissolution of Group.

          Not Applicable.

Item 10   Certification.

          By signing below I (we) certify that, to the best of my
          (our) knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. T. Rowe Price Associates, Inc. hereby declares and affirms that the filing of Schedule 13G shall not be construed as an admission that Price Associates is the beneficial owner of the securities referred to, which beneficial ownership is expressly denied.

                            Signature.

          After reasonable inquiry and to the best of my (our) knowledge and belief, I (we) certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2003           Dated: February 14, 2003

T. ROWE PRICE SMALL-CAP VALUE       T. ROWE PRICE ASSOCIATES, INC.
         FUND, INC.



By:  /s/ Joseph A. Carrier          By: /s/ Henry H. Hopkins
     Joseph A. Carrier,                 Henry H. Hopkins,
     Treasurer                          Managing Director


Note: This Schedule 13G, including all exhibits, must be filed with the Securities and Exchange Commission, and a copy hereof must be sent to the issuer by registered or certified mail not later than February 14th following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

12/31/2002
                                                   EXHIBIT A


                            AGREEMENT

                   JOINT FILING OF SCHEDULE 13G


      T. Rowe Price Associates, Inc. (an investment adviser registered under the Investment Advisers Act of 1940), T. Rowe Price Small-Cap Value Fund, Inc., a Maryland corporation, hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

      It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

      It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.


Dated:  February 14, 2003           Dated: February 14, 2003


T. ROWE PRICE SMALL-CAP VALUE       T. ROWE PRICE ASSOCIATES, INC.
         FUND, INC.



By:  /s/ Joseph A. Carrier          By: /s/ Henry H. Hopkins
     Joseph A. Carrier,                 Henry H. Hopkins,
     Treasurer                          Managing Director